UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of May 2022

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1Stock Exchange announcement dated 4 May 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.2Stock Exchange announcement dated 5 May 2022 entitled ‘Appendix 3D – Changes relating to buy-back’
99.3Stock Exchange announcement dated 5 May 2022 entitled ‘Appendix 3Z – Final Director’s Interest Notice’
99.4Media release dated 6 May 2022 entitled ‘Rio Tinto becomes the first producer of scandium oxide in North America’
99.5Stock Exchange announcement dated 10 May 2022 entitled ‘Total voting rights and issued capital’
99.6Media release dated 11 May 2022 entitled ‘Rio Tinto starts tellurium production at Kennecott’
99.7Media release dated 12 May 2022 entitled ‘Mining giants back eight winning ideas in global Charge On Innovation Challenge to decarbonise mining’
99.8Stock Exchange announcement dated 17 May 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

99.9Stock Exchange announcement dated 18 May 2022 entitled ‘Bank of America Global Metals, Mining & Steel Conference’
99.10Stock Exchange announcement dated 19 May 2022 entitled ‘Rio Tinto agrees revisions to funding arrangements with Turquoise Hill Resources’
99.11Media release dated 23 May 2022 entitled ‘Rio Tinto and bp sign one-year trial of marine biofuels’
99.12Stock Exchange announcement dated 24 May 2022 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.13Stock Exchange announcement dated 26 May 2022 entitled ‘Form 604 – Notice of change of interests of substantial holder’
99.14Stock Exchange announcement dated 31 May 2022 entitled ‘Publication of Report on Payments to Governments for the year ended 31 December 2021’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 June 2022	Date	1 June 2022